UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8951

M.D.C. Holdings, Inc.
401(k) Savings Plan
4350 South Monaco Street
Suite 500
Denver, Colorado 80237
(Full Title and Address of the Plan)

M.D.C. Holdings, Inc.

(Name and Issuer of Securities Held Pursuant to the Plan)

4350 South Monaco Street
Suite 500
Denver, Colorado 80237
(Address of Principal Executive Office of Issuer
of the Securities Held Pursuant to the Plan)

M.D.C. Holdings, Inc.
401(k) Savings Plan
Year Ended December 31, 2004

i

Report of Independent Registered Public Accounting Firm

Board of Directors
M.D.C. Holdings, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of M.D.C. Holdings, Inc. 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado
June 8, 2005

M.D.C. Holdings, Inc.
401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Cash	$597,819	$445,256
Investments, at fair value:
Common stock	37,502,364	25,629,591
Collective trust	19,372,351	15,589,632
Mutual funds	31,704,118	24,288,378
Participant loans	1,741,473	1,509,314

Total investments	90,320,306	67,016,915

Receivables:
Employer contributions	3,781,926	3,511,175
Employee contributions	—	—
Accrued investment income	—	—

Total receivables	3,781,926	3,511,175

Net assets available for benefits	$94,700,051	$70,973,346

See accompanying Notes to Financial Statements.

M.D.C. Holdings, Inc.
401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2004
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,034,984
Net appreciation in fair value of investments	17,014,154

Net investment income	18,049,138
Contributions:
Employer	3,517,047
Employee	9,072,621
Rollovers	1,018,211

Total contributions	13,607,879

Total additions	31,657,017

Deductions from net assets attributed to:
Payment of plan benefits and other distributions	7,755,440
Transaction charges and administrative expenses	174,872

Total deductions	7,930,312

Net increase in net assets available for benefits	23,726,705
Net assets available for plan benefits, at beginning of year	70,973,346

Net assets available for plan benefits, at end of year	$94,700,051

See accompanying Notes to Financial Statements.

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2004
Notes To Financial Statements

1.	Description of Plan

The following description of the M.D.C. Holdings, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan was adopted effective January 1, 1992 and amended several times, the most recent of which was effective January 1, 2004. The Plan is a defined contribution plan covering all eligible employees of M.D.C. Holdings, Inc. (the “Company”) who have completed six months of employment, as defined, and are age 21 or older. The Plan was established under the provision of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Contributions
Eligible participants may contribute an amount up to 100% of their pretax annual compensation as elected in their salary deferral agreements. Salary deferral agreements shall be made, terminated or changed according to procedures and limitation set up by the Plan Administrator and the Plan Document.

Deferral contributions shall not exceed certain limits as set forth by the IRC ($13,000 in 2004 and $12,000 in 2003). The Internal Revenue Service adjusts this limitation each year for the cost-of-living increases. Participants may change their contribution percentage throughout the year. A participant may cease making pre-tax contributions at any time.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, those employees age 50 or older are allowed additional catch up contributions of $3,000 in 2004 and $2,000 in 2003.

The Company may make matching contributions, in a discretionary amount to be determined by resolution of the Company’s Board of Directors, on an annual basis. The Company may make a discretionary profit sharing contribution without regard to the current or accumulated net profits of the Company for the taxable year ending with, or within, the Plan year. The Company’s matching and profit sharing contributions may be made in cash or in shares of M.D.C. Holdings, Inc. common stock. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of $40,000 or 100% of a participant’s annual eligible compensation in 2004.

Rollover contributions transferred from other qualified retirement plans or from Individual Retirement Accounts are accepted as permitted by the Plan Document.

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2004
Notes To Financial Statements

1.	Description of Plan (continued)

Participant Eligibility

Employees of M.D.C. Holdings are eligible to participate in the Plan:

•	When they attain age 21

•	When they have completed 6 months of service

•	Who are not governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in this Plan

•	Who are not certain non-resident aliens who have no earned income from sources within the United States

Participant Accounts
Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions, if any, Plan earnings and losses and rollover contributions. Plan earnings and losses are allocated by funds based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.

Forfeitures
Forfeitures result from non-vested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service, as defined in the Plan document, amounts forfeited by participants are added to any accumulated forfeitures in the Plan. Forfeitures are available to offset contributions or to pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan document. Forfeited non-vested Company contributions in the amount of $858,283 and $644,504 are included as a component of net assets available for benefits as of December 31, 2004 and 2003, respectively. The December 31, 2004 forfeiture balance of $858,283 was used to offset the 2004 Company contribution made in February 2005. During the 2004 Plan year, $42,013 of forfeitures were utilized to offset administrative expenses as included in the Statement of Changes in Net Assets Available for Benefits. (Note 6).

Vesting
Participants are 100% vested in their deferral contributions, rollover contribution and the allocated earnings thereon. A participant’s vested interest in the Company’s matching contribution is based upon the participant’s years of service as follows:

Years of Service	Vested %
Less than 2 years	0%
After 2 years	40%
After 3 years	60%
After 4 years	80%
After 5 years	100%

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2004
Notes To Financial Statements

1.	Description of Plan (continued)

Vesting (continued)

However, a participant’s vesting percentage in the Company’s matching contributions shall be 100% if any of the following conditions are met:

1.	The participant has died.
2.	The participant reaches normal retirement age (age 65).
3.	The participant has become totally and permanently disabled as defined by the Plan.

Investment Options
Upon enrollment in the Plan, a participant may direct contributions among any of the investment options offered by the Plan. Participants may change or transfer their investments at any time except that Company Insiders must comply with the Company’s insider trading policy when changing or transferring an investment with respect to the MDC stock fund.

Payment of Benefits
A participant who has attained the age of 59 1/2, or has satisfied the terms for a financial hardship, may elect to commence distributions regardless of whether employed by the Company. The participant or beneficiary may elect to receive a lump-sum distribution. Distributions are subject to the applicable provisions of the Plan Document.

Expenses
The Plan pays certain administrative expenses, which are incurred in connection with the Plan. These expenses totaled $132,859 for the year ended December 31, 2004. The Company pays all other expenses of the Plan. (Note 6).

Participant Loans
Participants are permitted to borrow a minimum of $1,000 of their vested benefits under the Plan. Participants may borrow up to the lesser of (1) $50,000, reduced by (a) the applicant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the applicant’s outstanding loan balance from the Plan on the day before the loan is made, or (2) 50% of the present value of the participant’s non-forfeitable accrued benefit. Loan transactions are treated as a transfer between the investment fund and the loan fund. The loans are secured by the participant’s account balance and bear interest at a fixed rate equal to the current prime rate plus 100 basis points at the date the application is approved. Interest rates on outstanding loans range from 5.0% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions. Each participant may have only one loan outstanding at any time.

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2004
Notes To Financial Statements

2.	Summary of Accounting Policies

Method of Accounting The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investment portfolio, as detailed in the accompanying statements of net assets available for Plan benefits, is stated at fair market value. Participant notes receivable are valued at cost, which approximates fair value. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The net change in fair value of investments (net realized and unrealized appreciation (depreciation) in value of investments and dividends earned) is reflected in the accompanying statement of changes in net assets available for plan benefits.

Payment of Benefits Distributions of benefits are recorded when paid.

3.	Investments

Custody of Plan Investments and the reporting thereof is managed through an agreement with The AMVESCAP National Trust Company (“AMVESCAP” or “Asset Custodian”). Participants are allowed to direct their contributions for investments in a variety of investments funds offered by AMVESCAP.

The fair market value of individual investments that represents 5% or more of the Plan’s total net assets as of December 31, 2004 and 2003 are separately identified as follows:

	December 31,
	2004	2003
M.D.C. Holdings, Inc. Common Stock	$37,502,364	$25,629,591
INVESCO Stable Value Trust	11,455,172	9,995,793
INVESCO 500 Index Trust	5,885,152	4,616,705
American Balanced Income Fund	5,141,632	4,467,033
Managers Special Equity	4,862,449	*	*
Neuberger Berman Genesis Asset	*	4,062,129

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2004
Notes To Financial Statements

3.	Investments (continued)

* Investment was not held during the year. ** Below 5%.

During 2004, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended
December 31,
2004
Common stock	$13,003,647
Collective trust	1,042,578
Mutual funds	2,967,929

$17,014,154

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	Income Taxes

The Company adopted a standardized plan designed by AMVESCAP. This Plan has received a determination letter from the Internal Revenue Service dated August 2, 1995, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. However, the plan administrator believes the plan document continues to qualify in form. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Employee contributions to the Plan are made from pre-tax earnings, as permitted by Section 401(k) of the IRC, and are subject to federal income taxes when distributed. Earnings from the Plan’s investments are not taxable to the participants until partial or complete distribution of earnings is made.

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2004
Notes To Financial Statements

6.	Related Party Transactions

Certain Plan investments are shares of collective trust managed by AMVESCAP. AMVESCAP is the asset custodian, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

The Plan invests in common stock of the Plan Sponsor, M.D.C. Holdings, Inc.

The Company incurs various audit and legal expenses on behalf of the Plan, which amounted to $42,013 for the year ended December 31, 2004. These expenses were paid with forfeitures from the Plan. (Note 1)

7.	Concentration of Credit Risk

The Plan is required by Statement of Financial Accounting Standards No. 105, “Disclosures of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” to disclose significant concentrations of credit risk regardless of the degree of such risk. At December 31, 2004 and 2003, the financial instruments, which potentially subject the Plan to a concentration of credit risk, consist principally of cash, investments and participant loans.

The Plan provides for various investment options in common stock, collective trust and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts presented in the statements of net assets available for benefits.

The cash relates to money held in a unitized fund that maintains the Company stock.

The participant loans are secured by the participant’s account balance and the Plan considers risk to be minimal since the loans are fully collateralized by the borrower’s account in the Plan.

M.D.C. Holdings, Inc.
401(k) Savings Plan
December 31, 2004
Notes To Financial Statements

8.	Reconciliations of Plan Financial Statements to the Form 5500

The Annual Return/Report of Employee Benefit Plan (the “Form 5500”) is prepared on the modified cash basis. Accordingly, certain balances included on Schedule H, Parts I and II, of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions on the Form 5500 by the amount of contributions accrued at December 31.

The following is a reconciliation of financial information per the financial statements to the Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per financial statements	$94,700,051	$70,973,346
Less: Employer contributions receivable	(3,781,926)	(3,511,175)

Net assets available for benefits per Form 5500	$90,918,125	$67,462,171

Year Ended
December 31,
2004
Net investment income per financial statements	$18,049,138
Less: Gain on the 2003 Employer stock contribution, recorded as Employer contribution on Form 5500	(372,078)

Net earnings on investments per Form 5500	$17,677,060

	Year Ended December 31, 2004
	Employee	Employer
	Contributions	Contributions
Contributions made to participant accounts per financial statements	$9,072,621	$3,517,047
Add: Prior year contribution receivables per the financial statements	—	3,511,175
Less: Current year contribution receivables per the financial statements	—	(3,781,926)
Gain on the 2003 Employer stock contribution, recorded as Employer contribution on Form 5500	—	372,078

Contributions made to participant accounts per Form 5500	$9,072,621	$3,618,374

Supplemental Schedule

M.D.C. Holdings, Inc.	EIN 84-0622967
401(k) Savings Plan	Plan 004
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2004

		Description of investment including
Identity of issuer, borrower,		maturity date, rate of interest,	Current
lessor, or similar party		collateral, par, or maturity value	Value**
*	M.D.C. Holdings, Inc.	Common Stock	$37,502,364
*	AMVESCAP National Trust Company	Stable Value Trust	11,455,172
*	AMVESCAP National Trust Company	500 Index Trust	5,885,152
	The American Funds Group	American Balanced Income Fund	5,141,632
	Vanguard Funds	Managers Special Equity – Class A	4,862,449
	AIM Funds	Basic Value Fund	4,040,798
	The American Funds Group	Growth Fund of America	3,793,728
	JPMorgan Chase & Company	JP Morgan Diversified Mid Cap Growth – Class A	3,769,039
	Royce Funds	Total Return – Investment Class	3,048,164
	JPMorgan Chase & Company	JP Morgan Core Bond Fund	2,999,227
	The American Funds Group	Europacific Growth Fund	2,871,655
*	AMVESCAP National Trust Company	Equity Real Estate Securities Trust	2,032,027
*	Participant Notes Receivable	Interest rates of 5.00% — 10.50% and maturity dates of 1 months to 13 years	1,741,473
	JPMorgan Chase & Company	JP Morgan Mid Cap Value Fund	814,870
	Pacific Investment Management Corp	. PIMCO Real Return	243,801
	Pacific Investment Management Corp	. PIMCO High Yield	118,755

		Total investments	$90,320,306	***

*	Indicates an identified entity known to be a party-in-interest to the Plan. (See Note 6)

**	Cost information has been omitted, as all investments are participant directed.

***	Does not include Plan receivables.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

Date: June 28, 2005	M.D.C. Holdings, Inc.
	By:	/s/ Paris G. Reece III
Paris G. Reece III,
Executive Vice President Chief Financial Officer and Principal Accounting Officer

EXHIBITS

Exhibit
Number	Description
23.1	Consent of Gordon, Hughes & Banks, LLP